2108 N St., Suite 4254
Sacramento, California 95816

November 6, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Delaying Amendment for DevvStream Corp. (the “Registrant”) for Registration Statement on Form S-1 (File No. 333-289815)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form  S-1 (File No. 333-289815), as amended, relating to the resale up to 12,950,013 Common Shares. The  Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2025.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on November 6, 2025.

No fee is required in connection with this filing. Please direct any questions concerning the filing to Julio C. Esquivel of Shumaker, Loop & Kendrick, LLP at (813) 229-7600.

Very truly yours,

By:	/s/ Sunny Trinh
	Name:	Sunny Trinh
	Title:	Chief Executive Officer
c:	Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP